Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications Acquires Atria Networks to Further Enhance
     Business Solutions Offering

     TORONTO, Oct. 5 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has entered into an agreement to acquire Atria Networks LP, owner and operator of one of Ontario's largest fibre-optic networks for cash consideration of $425 million, subject to certain adjustments. Atria Networks is privately owned by Birch Hill Equity Partners.
     The purchase of Atria Networks, based in Kitchener, Ontario, augments the
Rogers Business Solutions offering by enhancing its ability to deliver on-net data centric services within and adjacent to the company's cable footprint.
     "The business-to-business market represents a significant opportunity for
Rogers. The acquisition of Atria strategically fits with our enterprise strategy to offer on-net, high growth data services to small and medium sized businesses," said Nadir Mohamed, President and Chief Executive Officer, Rogers
Communications Inc. "Atria brings a highly experienced and dedicated management team with a strong track record of success. We are pleased to welcome Atria's 130 employees to the Rogers team."
     Atria's unique and scalable network includes 5,600 fibre route kilometers and over 3,800 on-net buildings in high-growth territories including Ottawa,
Cornwall, Kitchener-Waterloo, Cambridge, Guelph, Richmond Hill, Markham,
Hamilton, Barrie, Orillia, Peterborough and Vaughan. Atria serves a diverse customer base of over 1,100 customers spanning the public sector, enterprise and carrier providers.
     "We are very proud of the part that we played alongside the management and employees of Atria in building this great company," said Michael Salamon of Birch Hill Equity Partners. "As part of Rogers, we are confident that Atria will continue to flourish as a customer focused service provider and best-in-class employer."
     TD Securities Inc. and Torys LLP are acting as advisors to Rogers in connection with the transaction.
     BMO Capital Markets is acting as Senior Financial Advisor to Birch Hill
Equity Partners in connection with the transaction. Scotia Capital is also acting as financial advisor to Birch Hill Equity Partners. Stikeman Elliott
LLP is acting as legal advisor and Deloitte & Touche LLP is acting as tax advisor to Birch Hill Equity Partners.
     The closing of the transaction is subject to regulatory approval. Rogers expects the transaction to close prior to the end of its first quarter, 2011.

     About Rogers

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks. Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     About Birch Hill Equity Partners

     With $2 billion in capital under management, 20 partner companies and 27 fully realized investments since 1994, Birch Hill Equity Partners is the leader in long-term value creation in the Canadian mid-market. Birch Hill invests in companies that are established or potential leaders in their industries who seek an investing ally to help them realize their full potential. The 21 member team at Birch Hill has many years of experience working together as active partners with top management teams in building long-term value.

     %CIK: 0000733099

     /For further information: Rogers Communications Inc., Charmaine D'Silva,
Director, Corporate Affairs, 416-935-7243, charmaine.dsilva(at)rci.rogers.com;
Dan Coombes, Director, Investor Relations, 416-935-3550,
dan.coombes(at)rci.rogers.com; Birch Hill Equity Partners, Pierre Schuurmans,
416-775-3830, pschuurmans(at)birchhillequity.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 16:45e 05-OCT-10